EXHIBIT (c)(vii)

Queensland Treasury Corporation’s 2006-07 Indicative Borrowing Program Update

MEDIA RELEASE Embargo: 4:30pmAEST 28 February 2007

QTC’s 2006-07 Indicative Borrowing Program Update

Queensland Treasury Corporation (QTC), the Queensland Government’s central financing authority and financial and risk management adviser, has revised its estimated borrowing requirement for the 2006-07 financial year to $7,886 million. This revised estimate represents a $2,306 million increase on the initial estimate of $5,580 million that was announced in June 2006 (see attached table).

This additional borrowing is primarily being undertaken to satisfy the funding demands of Queensland Government entities seeking certainty in their funding costs by borrowing in advance of planned future capital expenditures. As such, these borrowings will partially offset QTC’s borrowing requirements in future years.

Going forward, Queensland’s borrowing requirements is forecast to increase over the next few years due to increased capital expenditure plans of the State. These borrowing requirements will be reflected in future QTC borrowing programs.

Review of 2006-07 funding activity to 31 December 2006

As at 31 December 2006, QTC had raised $3,091 million towards its 2006-07 borrowing requirement. The principal sources of funding were:

•	Commercial paper ($506 million)

•	Domestic bonds ($2,013 million), and

•	Global bonds and medium-term notes ($572 million).

It is anticipated that the balance of this year’s funding ($4,795 million) will be raised through the ongoing issuance of commercial paper and benchmark bonds.

In November 2006, QTC launched a new Benchmark Bond, maturing in September 2017. The launch of the Domestic tranche was closely followed by the launch of the Global tranche in December. Investor demand for these new A$ denominated bonds was strong, with total bid volumes tendered significantly greater than the amount allotted.

Onshore and offshore investor demand for QTC’s A$ benchmark bond lines continued, providing QTC with the majority of its year-to-date funding.

QTC’s commercial paper on issue remained at relatively low levels, as more cost-effective floating rate funding was generated via the swapping of fixed rate liabilities.

GPO BOX 1096, BRISBANE QLD AUSTRALIA 4001

TELEPHONE 07 3842 4600 · FAX 07 3221 4122

www.qtc.qld.gov.au

Over the six months to 31 December 2006, the change in outstandings of QTC’s principal funding sources was:

Funding source	30 June 2006 A$M	31 December 2006 A$M	Change A$M
Domestic benchmark bonds	15,948	17,911	1,963
Global benchmark bonds	10,955	11,551	596
Capital indexed bonds	268	268	0
Domestic non-benchmark bonds	584	589	5
Euro medium-term notes (MTN)	459	238	(221)
Commercial paper	111	506	395

Total	28,325	31,063	2,738

Next review of QTC’s borrowing requirements

QTC’s indicative borrowing program for the 2007-08 financial year is scheduled for release in June 2007.

ENDS

For enquiries, please contact:

Richard Jackson, General Manager, Financial Markets Ph: +61 7 3842 4789

UPDATE TO QTC’S INDICATIVE BORROWING PROGRAM 2006-07

	2006-07 original A$M	2006-07 revised A$M
Debt refinancing:
A$ benchmark bonds	0	0
A$ non-benchmark bonds	90	90
Medium-term notes (MTN)	281	285

Total term debt maturities	371	375

Commercial paper [1]	109	109

Adjustments:
Pre-funding of maturing Sep 2007 Benchmark Bond	1,500	1,500
Principal repayments from QTC customers	(600)	(600)

Total refinancing	1,380	1,384

New borrowing:
Capital works	5,200	5,356
Pre-funding	(1,000)	(1,000)
Forward funding	—	2,146

Total new borrowing	4,200	6,502

TOTAL PROGRAM	5,580	7,886

1.	Commercial paper outstanding as at 1 July 2006.